

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Joseph C. Papa
Chief Executive Officer
Bausch + Lomb Corporation
520 Applewood Crescent
Vaughan, Ontario, Canada L4K 4B4

   Re: Bausch + Lomb Corporation
    Draft Registration Statement on Form S-1
    Submitted May 27, 2021
    CIK No. 0001860742

Dear Mr. Papa:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Vision Care—Product Portfolio, page 10

1. We note your disclosure in this section that you estimate that you have the number one position in certain key markets by sales, such as China, and developing markets, such as Thailand and India. Please also indicate your market position in North America.

Ophthalmic Pharmaceutical Product Pipeline, page 13

2. We note you have exclusive licenses from Clearside Biomedical, Inc. and Novaliq GmbH. Please tell us if these agreements are material to you and, if so, provide them as exhibits to your registration statement.

Cautionary Statements Concerning Forward Looking Statements, page 66

3.   Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the
       Securities Exchange Act of the 1934 expressly state that the safe harbor for forward
       looking statements does not apply to statements made in connection with an initial public
       offering. Please either delete any reference to the Private Securities Litigation Reform
       Act, or make clear each time you refer to the Private Securities Litigation Reform Act that
       the safe harbor does not apply to initial public offerings.

The Separation and the Distribution
The Separation, page 75

4.   Please expand the first bullet to disclose the amount, or expected amount, of
       the promissory note payable to BHC and explain how the amount of the BHC Purchase
       Debt will be determined.

Business, page 121

5.   You state that you have not independently verified data from publicly available
       information or industry analyses set forth in your prospectus and state that you cannot
       guarantee their accuracy or completeness. Please note that you are responsible for the
       entire contents of the registration statement. As these statements may imply inappropriate
       disclaimers of responsibility with respect to third-party information, please delete these
       statements or revise to specifically state that you are liable for such information.

Legal Proceedings, page 147

6.   If applicable under Regulation S-K Item 103, for each of the proceedings disclosed under
       Note 18 to your financial statements, please disclose the amount of the relief sought.

Management
Directors and Executive Officers, page 148

7.   We note your disclosure on page 149 that upon completion of this offering, your board of
       directors will consist of eight members. Please expand your disclosure to identify the
       individuals who will be nominated or chosen to become directors or advise.

Director Independence, page 149

8.   We note that you have or will enter into an employment agreement with one or more of
       your current directors. Please file any employment agreement you have with your named
       executive officers and directors as exhibits to your registration statement. Refer to Item
       601(b)(10) of Regulation S-K for guidance.

Note 2. Significant Accounting Policies
Revenue Recognition, page F-15

9. Regarding your product sales, please specify the point in time when the customer obtains control and revenue is recognized, for example, when product is shipped or delivered.

10. We note sales in your surgical segment includes intraocular lenses and delivery systems, phacoemulsification equipment and other surgical instruments and devices, please disclose at what point in time revenues are recognized separately addressing each product type (i.e. instruments, delivery systems and equipment, etc.). In this regard, please describe any contractual commitments to purchase consumables and instrument tools when they are required to utilize your medical devise equipment, describe whether they are multiple-elements in the same transaction or contract and explain when you recognize revenue for each of the promised goods in your customer agreements.

Note 4. Licensing Agreements and Assets Held for Sale
Option to Purchase All Ophthalmology Assets of Allegro Ophthalmics LLC , page F-27

11. Please quantify the aggregate additional payment to acquire all the ophthalmology assets of Allegro that will be due if the option is exercised and describe the structure of those payments. In addition, please provide disclosure regarding significant terms and conditions, such as termination provisions, etc. under this agreement. Also, please file the option agreement with Allegro or tell us why you believe such filing is not required.

Signatures, page II-4

12. Please include signature lines where at least a majority of your board of directors will sign the registration statement or, if you have done so, indicate who is signing in such capacity.

General

13. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B under the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Joseph C. Papa
Bausch + Lomb Corporation
June 24, 2021
Page 4

You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Kaplan, Esq.